Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

August 31, 2018

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Jennifer Gowetski
Re:	1st stREIT Office Inc. Offering Statement on Form 1-A

Post-qualification Amendment No. 1
Filed March 14, 2018
File No. 024-10716

Dear Ms. Gowetski:

This letter is being submitted on behalf of 1st stREIT Office Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-qualification Amendment No. 1 to the Offering Statement on Form 1-A filed on March 14, 2018 (the “Offering Statement”), as set forth in your letter dated April 6, 2018 addressed to Mr. Karsh, then Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Company’s Post-qualification Amendment No. 2 (the “Post-qualification Amendment”).

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 31, 2018

General

1.	Please update your financial statements in accordance with paragraph (c) of Part F/A in Form 1-A.

RESPONSE: The Post-qualification Amendment has been revised to include the updated financial statements for the fiscal year ending December 31, 2017, which were also included in the Company’s Annual Report on Form 1-K filed with the Commission on April 16, 2018.

Risk Factors, page 20

By purchasing shares in this offering, you are bound by the arbitration provisions…, page 35

2.	You state that “investors agree to be bound by the arbitration provision contained in [your] subscription agreement,” and “[such] arbitration provision applies to claims that may be made regarding this offering…” Please expand your risk factor disclosure to clarify:

(i)	whether you intend for arbitration to be the exclusive means for resolving disputes; and

(ii)	whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws.

Please also disclose here that all arbitration shall be conducted in Los Angeles, California, per your disclosure on B-9, and confirm that California law permits such a provision, or alternatively address any questions as to enforceability.

RESPONSE: The Company has revised the risk factor regarding arbitration on page 35 of the Post-qualification Amendment to clarify that, as provided in the subscription agreement (the “Subscription Agreement”) and the second amended and restated bylaws of the Company (the “Second Amended and Restated Bylaws”), (i) arbitration is the exclusive means for resolving disputes between shareholders and the Company, unless a class action is consented to by the Company, and (ii) the arbitration provision applies generally to compliance with federal securities laws. The Company respectfully notes that the disclosure tracks the disclosure accepted by the Staff in connection with a similar comment letter received by another client of our law firm, which we can provide to the Staff if the Staff deems it helpful.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 31, 2018

The Company further notes that it has amended and restated its bylaws to include the arbitration provision discussed in the revised risk factor and has provided disclosure to this effect on page 97 of the Post-qualification Amendment. The Company has included both the revised Subscription Agreement and Second Amended and Restated Bylaws as exhibits to the Post-qualification Amendment.

Finally, we confirm that California law permits the use of an arbitration provision.

Summary of Distribution Reinvestment and Direct Stock Purchase Plan, page 83

3.	We note that you have added a Direct Stock Purchase Plan in connection with the Distribution Reinvestment Plan. Please clearly disclose how these plans are related to each other. Please also explain how shares purchased through the Direct Stock Purchase Plan differ from shares purchased through the primary offering. Further, please file the authorization form for the Direct Stock Purchase Plan as an exhibit.

RESPONSE: The Company notes that it has renamed the “Direct Stock Purchase and Distribution Reinvestment Plan” as the “Distribution Reinvestment and Optional Cash Purchase Plan” and has revised the Post-qualification Amendment to include additional disclosure to address the Staff’s comments on pages 85 and 86. The two plans are related in that they are both avenues for stockholders to purchase additional shares, which avenues are not available to anyone who is not yet a stockholder. There is no difference between the shares purchased pursuant to the Optional Cash Purchase Plan and those purchased in the offering. Rather, the Optional Cash Purchase Plan offers a streamlined mechanism that obviates the need for an existing stockholder to have to access and complete the subscription process required on the Company’s website.

The Company respectfully advises the Staff that the authorization/enrollment form for the Optional Cash Purchase Plan is integrated with the electronic application processes of Computershare, the administrator for the Plan, and is not a stand-alone document.

* * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Eliot Bencuya at (310) 421-1039.

Sincerely,
/s/ Mark Schonberger
Mark Schonberger, Esq.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 31, 2018

cc:	Via E-mail

Eliot Bencuya, Chief Executive Officer

1st stREIT Office Inc.

Elena Hera, Esq.

Goodwin Procter LLP